Exhibit 99.1

Yiren Digital Reports First Quarter 2023 Financial Results

BEIJING –June 9, 2023 /PRNewswire/ – Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading digital personal financial management platform in China, today announced its unaudited financial results for the quarter ended March 31, 2023.

First Quarter 2023 Operational Highlights

Insurance Brokerage Business

●	Cumulative number of insurance clients served reached 1,007,238 as of March 31, 2023, representing an increase of 8.9% from 924,824 as of December 31, 2022 and compared to 633,431 as of March 31, 2022.

●	Number of insurance clients served in the first quarter of 2023 was 80,856, representing a decrease of 5.2% from 85,314 in the fourth quarter of 2022 and compared to 120,968 in the same period of 2022. The decrease was mainly due to our strategic realignment, with a focus on serving insurance product clients that yield higher profitability.

●	Gross written premiums in the first quarter of 2023 were RMB923.4 million (US$134.5 million), representing a decrease of 30.9% from RMB1,335.5 million in the fourth quarter of 2022 and compared to RMB806.4 million in the same period of 2022. The quarter-over-quarter decrease was mainly attributed to the nature of the fourth quarter being a peak season for insurance sales, with a larger base of policy renewals.

Credit-tech Business

●	Total loans facilitated in the first quarter of 2023 reached RMB6.4 billion (US$0.9 billion), representing a decrease of 5.4% from RMB6.8 billion in the fourth quarter of 2022 and compared to RMB4.6 billion in the same period of 2022. The decline was primarily due to proactive adjustments in small business loans business, which were offset by continued growth in the small revolving loan business.

●	Cumulative number of borrowers served reached 7,582,435 as of March 31, 2023, representing an increase of 4.2% compared to 7,277,627 as of December 31, 2022 and compared to 6,324,705 as of March 31, 2022.

●	Number of borrowers served in the first quarter of 2023 was 872,235 representing an increase of 1.2% from 862,226 in the fourth quarter of 2022 and compared to 508,746 in the same period of 2022. The increase was driven by the strong demand for our small revolving loan products.

●	Outstanding balance of performing loans facilitated reached RMB11,129.2 million (US$1,620.5 million) as of March 31, 2023, representing a decrease of 1.2% from RMB11,259.8 million as of December 31, 2022 and compared to RMB12,421.0 million as of March 31, 2022. The decrease was due to the scale back of our secured loan business as part of our business optimization process.

Others

●	Total gross merchandise volume generated through our e-commerce platform and “Yiren Select” channel reached RMB308.6 million (US$44.9 million) in the first quarter of 2023, representing an increase of 5.6% from RMB292.1 million in the fourth quarter of 2022 and compared to RMB59.0 million in the same period of 2022.

“Against the backdrop of a modest recovery in the macro economy, we achieved a healthy growth momentum this quarter, exceeding our internal guidance on revenue and profitability,” said Mr. Ning Tang, Chairman and Chief Executive Officer. “For the first quarter, total gross written premiums reached RMB 923 million, up 15% year-on-year while revenue from our insurance brokerage business increased 27% year-over-year to RMB 196 million. On the credit side, total loans facilitated this quarter reached RMB 6.4 billion, representing an increase of 39% year-over-year.”

“I am also excited to announce that we have recently established an AI lab and will focus on enhancing operational efficiency and driving technological innovations and business expansion across all business sectors in 2023.”

“For the first quarter of 2023, total revenue increased by 40% year-over-year to RMB 986.3 million and net income reached RMB 427 million, representing a year-over-year increase of 131% and a strong net income margin of 43.3%,” Ms. Na Mei, Chief Financial Officer, commented. “As of quarter end, our total cash and cash equivalents was approximately RMB 5.1 billion. Looking ahead, we remain committed to delivering growth and our strong cash position will provide us with the flexibility and stability to navigate evolving markets and capitalize on untapped potentials.”

First Quarter 2023 Financial Results

Total net revenue in the first quarter of 2023 was RMB986.3 million (US$143.6 million), representing an increase of 40.0% from RMB704.8 million in the first quarter of 2022. Particularly, in the first quarter of 2023, revenue from credit-tech business was RMB483.9 million (US$70.5 million), representing an increase of 23.9% from RMB390.5 million in the same period of 2022. The increase was due to an increase of our small revolving loan products amid strong demand for consumption. Revenue from insurance brokerage business was RMB196.4 million (US$28.6 million), representing an increase of 26.5% from RMB155.2 million in the first quarter of 2022. The increase was due to the expansion of our insurance brokerage business.

Sales and marketing expenses in the first quarter of 2023 were RMB106.2 million (US$15.5 million), compared to RMB176.2 million in the same period of 2022. The decrease was primarily due to the optimization of the cost structure for our offline business.

Origination, servicing and other operating costs in the first quarter of 2023 were RMB199.7 million (US$29.1 million), compared to RMB152.9 million in the same period of 2022. The increase was due to the expanding insurance brokerage business.

General and administrative expenses in the first quarter of 2023 were RMB92.6 million (US$13.5 million), compared to RMB116.5 million in the same period of 2022. The decrease was primarily a result of optimizing the company’s offline business operations and achieving overall cost-efficiency improvements.

Allowance for contract assets, receivables and others in the first quarter of 2023 was RMB44.9 million (US$6.5 million), compared to RMB31.8 million in the same period of 2022. The increase was primarily driven by the increase of loan volume facilitated.

Income tax expense in the first quarter of 2023 was RMB122.7 million (US$17.9 million).

Net income in the first quarter of 2023 was RMB427.2 million (US$62.2 million), as compared to RMB184.8 million in the same period in 2022. The increase was primarily due to the recovery of business volume and optimization of our business structure. Net income margin increased to 43.3% in the first quarter of 2023 from 26.2% in the same period of 2022 due to improved cost efficiency.

Adjusted EBITDA1 (non-GAAP) in the first quarter of 2023 was RMB539.3 million (US$78.5 million), compared to RMB247.2 million in the same period of 2022.

Basic and diluted income per ADS in the first quarter of 2023 was RMB4.8 (US$0.7) and RMB4.7 (US$0.7), compared to a basic per ADS of RMB2.2 and a diluted per ADS of RMB2.2 in the same period of 2022.

Net cash generated from operating activities in the first quarter of 2023 was RMB390.3 million (US$56.8 million), compared to RMB367.8 million in the same period of 2022.

Net cash provided by investing activities in the first quarter of 2023 was RMB774.3 million (US$112.7 million), compared to RMB348.8 million in the same period of 2022.

As of March 31, 2023, cash and cash equivalents were RMB5,077.2 million (US$739.3 million), compared to RMB4,271.9 million as of December 31, 2022. As of March 31, 2023, the balance of held-to-maturity investments was RMB3.3 million (US$0.5 million), compared to RMB2.7 million as of December 31, 2022, the balance of available-for-sale investments was RMB250.8 million (US$36.5 million), compared to RMB972.7 million as of December 31, 2022.

Delinquency rates. As of March 31, 2023, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.6%, 1.2% and 1.2% respectively, compared to 0.7%, 1.3% and 1.1% respectively as of December 31, 2022.

Cumulative M3+ net charge-off rates. As of March 31, 2023, the cumulative M3+ net charge-off rates for loans originated in 2020, 2021 and 2022 were 8.1%, 6.6% and 2.6% respectively, as compared to 8.1%, 6.5% and 2.0% respectively as of December 31, 2022.

Business Outlook

Based on the Company’s preliminary assessment of business and market conditions, the Company projects the total revenue in the second quarter of 2023 to be between RMB0.9 billion to RMB1.0 billion, with net profit margin expected to remain stable.

This is the Company’s current and preliminary view, which is subject to changes and uncertainties.

1 “Adjusted EBITDA” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures” and the table captioned “Reconciliations of Adjusted EBITDA” set forth at the end of this press release.

Recent Development

Management Change

In order to better mobilize the Company’s internal human resources and better serve the future business development strategy, Ms. Bin Yang has been appointed as the Chief Human Resources Officer of the Company, effective immediately. Ms. Yang initially joined the company in 2015 as the head of the human resources department and possesses over 10 years of experience in human resource management. Prior to joining the company, she held the position of head of human resources at JUPITER, C2MICRO, and 360.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8676 to US$1.00, the effective noon buying rate on March 31, 2023, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on June 9, 2023 (or 8:00 p.m. Beijing/Hong Kong Time on June 9, 2023).

Participants who wish to join the call should register online in advance of the conference at:

https://s1.c-conf.com/diamondpass/10031315-v76cyb.html

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at https://edge.media-server.com/mmc/p/dzdrbbjc.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is a leading digital personal financial management platform in China. The Company provides customized, asset allocation-based holistic wealth solutions to China’s mass affluent population as well as provides retail credit facilitation services to individual borrowers and small business owners.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@Yirendai.com

Unaudited Condensed Consolidated Statements of Operations
 (in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	USD
Net revenue:
Loan facilitation services	229,661	417,165	60,744
Post-origination services	36,976	6,316	920
Insurance brokerage services	155,181	196,358	28,591
Financing services	109,611	22,577	3,288
Electronic commerce services	49,811	242,858	35,363
Others	123,525	101,069	14,717
Total net revenue	704,765	986,343	143,623
Operating costs and expenses:
Sales and marketing	176,183	106,212	15,466
Origination,servicing and other operating costs	152,941	199,745	29,085
General and administrative	116,548	92,550	13,476
Allowance for contract assets, receivables and others	31,827	44,905	6,539
Total operating costs and expenses	477,499	443,412	64,566
Other (expenses)/income:
Interest (expense)/income, net	(25,573)	14,519	2,114
Fair value adjustments related to Consolidated ABFE	4,765	(11,203)	(1,631)
Others, net	7,414	3,589	522
Total other (expenses)/income	(13,394)	6,905	1,005
Income before provision for income taxes	213,872	549,836	80,062
Income tax expense	29,044	122,670	17,862
Net income	184,828	427,166	62,200

Weighted average number of ordinary shares outstanding, basic	170,001,178	177,782,059	177,782,059
Basic income per share	1.0872	2.4028	0.3499
Basic income per ADS	2.1744	4.8056	0.6998

Weighted average number of ordinary shares outstanding, diluted	171,071,430	180,180,975	180,180,975
Diluted income per share	1.0804	2.3708	0.3452
Diluted income per ADS	2.1608	4.7416	0.6904

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	367,751	390,307	56,834
Net cash provided by investing activities	348,785	774,283	112,744
Net cash used in financing activities	(108,208)	(392,831)	(57,201)
Effect of foreign exchange rate changes	(272)	(181)	(26)
Net increase in cash, cash equivalents and restricted cash	608,056	771,578	112,351
Cash, cash equivalents and restricted cash, beginning of period	2,945,344	4,360,695	634,966
Cash, cash equivalents and restricted cash, end of period	3,553,400	5,132,273	747,317

Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	As of
	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	USD
Cash and cash equivalents	4,271,899	5,077,211	739,299
Restricted cash	88,796	55,062	8,018
Accounts receivable	221,004	320,440	46,660
Contract assets, net	626,739	609,969	88,818
Contract cost	787	480	70
Prepaid expenses and other assets	321,411	258,786	37,682
Loans at fair value	54,049	175,411	25,542
Financing receivables	514,388	371,196	54,050
Amounts due from related parties	1,266,232	1,281,348	186,579
Held-to-maturity investments	2,700	3,320	483
Available-for-sale investments	972,738	250,788	36,518
Property, equipment and software, net	77,256	75,726	11,027
Deferred tax assets	84,187	90,855	13,229
Right-of-use assets	33,909	29,606	4,311
Total assets	8,536,095	8,600,198	1,252,286
Accounts payable	14,144	19,887	2,897
Amounts due to related parties	227,724	247,717	36,070
Deferred revenue	65,539	36,555	5,323
Accrued expenses and other liabilities	1,315,006	1,342,251	195,447
Secured borrowings	767,900	392,100	57,094
Deferred tax liabilities	79,740	84,824	12,351
Lease liabilities	35,229	30,274	4,408
Total liabilities	2,505,282	2,153,608	313,590
Ordinary shares	129	129	19
Additional paid-in capital	5,160,783	5,164,104	751,952
Treasury stock	(46,734)	(61,046)	(8,889)
Accumulated other comprehensive income	7,765	8,599	1,251
Accumulated deficit	908,870	1,334,804	194,363
Total equity	6,030,813	6,446,590	938,696
Total liabilities and equity	8,536,095	8,600,198	1,252,286

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures
(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended
	March 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	USD
Operating Highlights
Gross written premiums	806,355	923,382	134,455
First year premium	540,043	627,314	91,344
Renewal premium	266,313	296,068	43,111
Number of insurance clients	120,968	80,856	80,856
Cumulative number of insurance clients	633,431	1,007,238	1,007,238
Amount of loans facilitated	4,606,889	6,420,213	934,855
Number of borrowers	508,746	872,235	872,235
Remaining principal of performing loans	12,421,001	11,129,221	1,620,540
Gross merchandise volume	59,021	308,567	44,931

Segment Information
Insurance Brokerage:
Revenue	155,181	196,358	28,592
Sales and marketing expenses	5,172	2,289	333
Origination,servicing and other operating costs	93,190	133,617	19,456

Consumer credit:
Revenue	390,473	483,873	70,457
Sales and marketing expenses	137,559	62,218	9,060
Origination,servicing and other operating costs	39,670	47,609	6,933

Others:
Revenue	159,111	306,112	44,574
Sales and marketing expenses	33,452	41,705	6,073
Origination,servicing and other operating costs	20,081	18,519	2,696

Reconciliation of Adjusted EBITDA
Net income	184,828	427,166	62,200
Interest expense/(income), net	25,573	(14,519)	(2,114)
Income tax expense	29,044	122,670	17,862
Depreciation and amortization	6,260	1,868	272
Share-based compensation	1,500	2,089	304
Adjusted EBITDA	247,205	539,274	78,524
Adjusted EBITDA margin	35.1%	54.7%	54.7%

Delinquency Rates
	15-29 days	30-59 days	60-89 days
December 31, 2019	0.8%	1.3%	1.0%
December 31, 2020	0.5%	0.7%	0.6%
December 31, 2021	0.9%	1.5%	1.2%
December 31, 2022	0.7%	1.3%	1.1%
March 31, 2023	0.6%	1.2%	1.2%

Net Charge-Off Rate
Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge-Off as of March 31, 2023	Total Net Charge-Off Rate as of March 31, 2023
	(in RMB thousands)	(in RMB thousands)
2019	3,431,443	395,872	11.5%
2020	9,614,819	778,668	8.1%
2021	23,195,224	1,537,956	6.6%
2022	22,623,101	598,837	2.6%

M3+ Net Charge-Off Rate
Loan Issued Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2019Q1	0.0%	0.8%	2.0%	3.4%	5.3%	5.9%	6.3%	6.3%	6.3%	6.3%	6.3%
2019Q2	0.1%	1.5%	4.5%	7.5%	8.8%	9.2%	9.9%	10.3%	10.6%	10.6%	10.6%
2019Q3	0.2%	2.9%	6.8%	9.0%	10.4%	12.0%	13.2%	13.8%	14.4%	14.6%	14.6%
2019Q4	0.4%	3.1%	4.9%	6.3%	7.2%	7.9%	8.4%	8.9%	9.5%	9.8%	9.8%
2020Q1	0.6%	2.3%	4.1%	5.2%	6.0%	6.2%	6.6%	7.2%	7.7%	7.8%	7.9%
2020Q2	0.5%	2.5%	4.2%	5.3%	6.1%	6.7%	7.5%	8.1%	8.2%	8.2%
2020Q3	1.1%	3.3%	5.1%	6.3%	7.1%	8.1%	8.7%	8.8%	8.9%
2020Q4	0.3%	1.8%	3.2%	4.6%	6.0%	7.0%	7.4%	7.6%
2021Q1	0.4%	2.3%	3.9%	5.5%	6.6%	6.9%	7.2%
2021Q2	0.4%	2.4%	4.5%	5.9%	6.4%	6.7%
2021Q3	0.5%	3.1%	5.0%	5.9%	6.2%
2021Q4	0.6%	3.2%	4.6%	5.3%
2022Q1	0.6%	2.5%	3.8%
2022Q2	0.4%	2.2%
2022Q3	0.5%